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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 2, 2005.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            UNILENS VISION INC.
                                             (Registrant)


Date  March 2, 2005
                                            By:    /s/ Alfred W. Vitale
                                                   -----------------------------
                                            Name:  Alfred W. Vitale
                                            Title: President

           SECOND QUARTER EARNINGS RISE 93% AT UNILENS VISION INC.

                  Higher Sales and 81% Increase in Royalties
             Propel Earnings 124% Higher in First Half of FY2005

    LARGO, Fla., March 2 /PRNewswire-FirstCall/ -- Unilens Vision Inc., which through its subsidiary, Unilens Corp., USA (OTC Bulletin Board: UVICF)
(TSX Venture Exchange: UVI) (Unilens), develops, manufactures, distributes and markets specialty contact lenses, today reported higher revenues and earnings for the second quarter and first half of FY2005.

    The Company reported net income before extraordinary items and after taxes of $450,463 ($0.10 per diluted share) for the six months ended December 31, 2004, compared with $200,958 ($0.05 per diluted share) in the first half of the previous fiscal year, for an increase of 124%.

    For the six months ended December 31, 2004, the Company's net sales increased 10% (excluding royalty income) to $2,131,679, compared with $1,934,055 in the first half of the previous fiscal year.

    Royalty income increased 81% to $744,217 in the first half of FY2004, compared with $411,667 in the corresponding period of the previous fiscal year.

    For the three months ended December 31, 2004, net sales, excluding royalty income, increased 10% to $1,021,725, compared with $930,235 in the quarter ended December 31, 2003. The sales increase primarily reflects continued growth in sales of the Company's C-Vue brand of multifocal soft contact lenses to eye care professionals.

    Royalty income increased 89% to $386,983 in the second quarter of FY2005, compared with $205,229 in the prior-year quarter.

    The Company reported net income before extraordinary items and after taxes of $210,153 ($0.05 per diluted share) in the quarter ended December 31, 2004, compared with net income of $108,795 ($0.03 per diluted share) in the second quarter ending December 31, 2003, for an increase of 93%. The rise in earnings was primarily attributable to growing royalty income from Bausch & Lomb, derived from an exclusive worldwide license of one of the Company's multifocal designs, coupled with strong demand for the Company's C-Vue brand of multifocal contact lens products.

    "Sales of our C-Vue(TM) Multifocal soft lenses continued to increase at an impressive rate in the most recent quarter, and we are pleased with the initial results of our new C-Vue55 Toric Multifocal product line, which was introduced to the market in January 2005," stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Shipments of the C-Vue55 lenses, along with our recent acquisition of the Aquaflex(R) and SoftCon(R) EW product lines, should contribute to sales growth in the second half of our fiscal year."

    "I am also pleased to report that RBC Centura Bank has extended a commitment to Unilens for a $1,000,000 short-term working capital credit facility," continued Vitale. "This bank line will allow the Company to restructure its remaining long-term of $235,511 on more favorable terms, while also providing the working capital to fund our continued growth. We reduced our outstanding long-term debt by 66% during the first half of the current fiscal year, as our cash flows continued to benefit from a growing royalty stream and the absence of income tax payments due to the utilization of tax loss carry forwards."

    About Unilens Vision Inc. -- "The Eye Care Professionals Specialty Contact Lens Company"

    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI".

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                      For more information, please contact:
            Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
DECEMBER 31, 2004
(expressed in U.S. dollars)

                                                          December 31,      June 30,
                                                              2004            2004
                                                          -------------   -------------
ASSETS
CURRENT
 Cash and cash equivalents                                $     630,475   $     472,439
 Accounts receivable                                            550,437         562,981
 Royalties and other receivables                                491,416         318,061
 Inventories                                                    588,701         703,753
 Prepaid expenses                                                23,461          10,392
 Future tax asset                                               710,500         710,500
Total current assets                                          2,994,990       2,778,126
PROPERTY, PLANT AND EQUIPMENT                                   188,396         201,084
OTHER ASSETS                                                     34,276          45,240
FUTURE TAX ASSET                                              2,793,599       3,071,500
Total assets                                              $   6,011,261   $   6,095,950
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
 Accounts payable and accrued liabilities                 $     729,088   $     846,978
 Current portion of long-term debt-related
  party                                                         100,000         100,000
 Current portion of long-term debt                              492,503         450,000
 Total current liabilities                                    1,321,591       1,396,978
LONG-TERM DEBT-related party                                    225,000         300,000
LONG-TERM DEBT                                                   10,511         388,139
Total liabilities                                             1,557,102       2,085,117
STOCKHOLDERS' EQUITY
 Capital stock(Note 1)
 Authorized
  100,000,000 common shares with no par value
  100,000,000 Preference "A" shares at a par value
   of Cdn. $10 each
  100,000,000 Preference "B" shares at a par value
   of Cdn. $50 each
 Issued and outstanding
  4,178,815 common shares
  (June 30, 2004 - 4,178,815)                                27,432,100      27,432,100
 Additional paid-in capital                                       8,970           8,970
 Cumulative translation adjustment                               (9,293)         (2,156)
 Deficit                                                    (22,977,618)    (23,428,081)
 Total stockholders' equity                                   4,454,159       4,010,833
 Total liabilities and stockholders' equity               $   6,011,261   $   6,095,950

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004
(expressed in U.S. dollars)

                                 Three Months    Three Months     Six Months      Six Months
                                    Ended           Ended           Ended           Ended
                                 December 31,    December 31,    December 31,    December 31,
                                     2004            2003            2004            2003
                                 -------------   -------------   -------------   -------------
INCOME
Sales                            $   1,021,725   $     930,235   $   2,131,679   $   1,934,055
Cost of sales                          635,151         546,019       1,323,727       1,136,104
GROSS PROFIT                           386,574         384,216         807,952         797,951
EXPENSES
Sales and marketing                    188,992         192,208         402,081         386,052
Administration                         193,038         229,271         374,179         431,194
Research and
 development                            16,444          13,183          30,170          26,535
                                       398,474         434,662         806,430         843,781
Income (loss) from
 operations                            (11,900)        (50,446)          1,522         (45,830)
OTHER ITEMS
Royalty Income                         386,983         205,229         744,217         411,667
Other Income                            (2,356)          1,578          (1,931)          3,281
Interest (expense)
 recovery on
 long-term debt                        (10,826)         34,382         (15,444)        (18,428)
                                       373,801         241,189         726,842         396,520
Income before tax
 and extraordinary
 item:                                 361,901         190,743         728,364         350,690
Net deferred income
 tax expense                           151,748          81,948         277,901         149,732
Income before
 extraordinary
 item (EOI)                            210,153         108,795         450,463         200,958
Net extraordinary item:
 Gain on extinguishment
 of debt -- net of
 associated expenses
 and applicable income
 taxes of                                   --       2,011,168              --       2,011,168
Net income for the
 period                                210,153       2,119,963         450,463       2,212,601
Other comprehensive
 loss:
  Foreign currency
   translation
   adjustment                             (112)            330          (7,137)            475
Comprehensive income
 for the period                  $     210,041   $   2,120,293   $     443,326   $   2,221,260
Income per common
 share before EOI:
  Basic                          $        0.05   $        0.03   $        0.11   $        0.05
  Diluted                        $        0.05   $        0.03   $        0.10   $        0.05
Income per share
 from EOI:
  Basic                          $        0.00   $        0.49   $        0.00   $        0.51
  Diluted                        $        0.00   $        0.49   $        0.00   $        0.51
Income per common share
  Basic                          $        0.05   $        0.52   $        0.11   $        0.56
  Diluted                        $        0.05   $        0.52   $        0.10   $        0.56
Weighted average number
 of common shares
 outstanding during
 the period:
  Basic                              4,178,815       4,101,424       4,178,815       3,970,119
   Effect of
   dilutive options                    278,519          19,592         263,343           1,538
  Diluted                            4,457,334       4,121,016       4,442,158       3,971,657

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004
(expressed in U.S. dollars)

                                 Three Months    Three Months     Six Months      Six Months
                                    Ended           Ended           Ended           Ended
                                 December 31,    December 31,    December 31,    December 31,
                                     2004            2003            2004            2003
                                 -------------   -------------   -------------   -------------
CASH PROVIDED(USED)BY:
OPERATING ACTIVITIES
Net income for the
 period                          $     210,153   $   2,119,963   $     450,463   $   2,212,126
 Adjustments to
   reconcile to net
   cash provided(used)by
   operating activities:
  Amortization                          26,043          22,674          40,005          52,171
  Amortization of tax
   asset                               151,748       1,295,356         277,901       1,363,140
  Gain on extinguishments
   of debt-net of costs                     --      (3,224,576)             --      (3,224,576)
  Stock-based compensation                  --           2,990              --           2,990
  Amortization of discount
   on long-term debt                        --         (41,890)             --               0
  Net change in non-cash
   working capital items
   (Note 2):                            75,500           8,169        (169,213)       (158,273)
Cash flows from
 operating activities                  463,444         182,686         599,156        (247,578)
FINANCING ACTIVITIES
  Repayment of long-term
   debt-related party                  (25,000)             --         (50,000)             --
  Repayment of long-term
   debt                               (205,506)       (203,219)       (360,125)       (203,219)
  Capital stock issued
   for cash                                 --          61,749              --          61,749
Cash flows from
 financing activities                 (230,506)       (141,470)       (410,125)       (141,470)
INVESTING ACTIVITIES
  Purchase of capital
   and other assets                     (6,709)         (2,897)        (23,858)        (23,444)
Cash flows from investing
 activities                             (6,709)         (2,897)        (23,858)        (23,444)
Increase (decrease) in
 cash                                  226,229          38,319         165,173          82,644
Effect of exchange rate
 changes on cash                          (112)            330          (7,137)            475
CASH, BEGINNING OF
 PERIOD                                404,358         245,819         472,439         201,329
CASH, END OF PERIOD              $     630,475   $     284,468   $     630,475   $     284,468
Supplemental disclosure
 of cash flow information:
Cash paid during period
 for income tax                  $          --   $          --   $          --   $          --
Cash paid during period
 for interest                    $       8,538   $       8,018   $      15,476   $      18,938

SOURCE  Unilens Vision Inc.
     -0-                             03/02/2005
     /CONTACT: Michael Pecora, CFO, Unilens Corp., +1-727-544-2531/ /Web site: http://www.unilens.com